Exhibit 99.1
Operating and Financial Review
DÜSSELDORF, GERMANY - November 3, 2026 – trivago N.V. (NASDAQ: TRVG) (the “Company”, “we,” “us,” “our,” or “trivago,”) announced financial results for the third quarter ended September 30, 2026.

Highlights:
•Total year-over-year revenue growth of 16% in the third quarter of 2026, driven by double-digit year-over-year Referral Revenue growth in the Americas and Developed Europe segments.
•Net income was €5.4 million while Adjusted EBITDA1 was €18.7 million.
•Continued full-year 2026 outlook of mid-teens percent year-over-year total revenue growth and Adjusted EBITDA of around €30 million.
•For full-year 2027, we expect to achieve double-digit percentage year-over-year total revenue growth and an Adjusted EBITDA of around €45 million.

"In the third quarter, we grew total revenue 16% year over year, our seventh consecutive quarter of double-digit growth, and once again exceeded our expectations on both the top and bottom line. Our Adjusted EBITDA was the highest of any quarter since Jasmine, Andrej and I returned to trivago in mid-2023. Since then, we have diversified our marketing mix and rebalanced our marketplace, which we believe makes trivago a more resilient business. As a result, more travelers are coming to trivago directly. Branded traffic grew faster than total traffic, and logged-in members now account for more than 35% of our Referral Revenue. trivago Book & Go more than doubled its share of our Referral Revenue year over year. AI lets us move faster as well, and it now writes more than 80% of the code in our key repositories. With this momentum, we are confident in our 2026 outlook and in delivering double-digit total revenue growth with higher profitability in 2027," said Chief Executive Officer Johannes Thomas.

"The third quarter delivered our strongest quarterly Adjusted EBITDA since mid-2023, with total revenue up 16% year-over-year to €192.5 million and Adjusted EBITDA of €18.7 million, ahead of our expectations. Referral Revenue grew 15% year-over-year in both Americas and Developed Europe, driven by branded channel traffic growth, compounding brand effects, and improved booking conversion, more than offsetting foreign exchange headwinds and geopolitical pressures in Rest of World. Despite significantly stepping up our brand marketing investments to capture favorable opportunities, particularly in Americas, global trivago Core ROAS remained broadly stable at 133%. We are maintaining our full-year 2026 guidance of mid-teens percentage total revenue growth and Adjusted EBITDA of around €30 million, and for 2027 we expect double-digit percentage total revenue growth and an increased Adjusted EBITDA of around €45 million, continuing our path towards our 10% Adjusted EBITDA margin target by 2028,” said Chief Financial Officer Dr. Wolf Schmuhl.

Financial Summary & Operating Metrics (€ millions, unless otherwise stated)

	Three months ended September 30,			Nine months ended September 30,
	2026	2025	Δ Y/Y	2026	2025	Δ Y/Y
Consolidated
Total revenue	192.5	165.6	16%	503.8	429.0	17%
Net income/(loss)	5.4	11.0	(51)%	(7.0)	(3.3)	112%
Adjusted EBITDA	18.7	16.0	17%	15.4	4.5	n.m.
n.m. not meaningful

1 "Adjusted EBITDA" is a non-GAAP measure. Please see "Definition of Non-GAAP Measures" and "Tabular Reconciliation for Non-GAAP Measure" on pages 13 to 14 herein for explanation and reconciliation of the non-GAAP measure used.

About trivago N.V.
trivago N.V. (NASDAQ: TRVG) is a leading global hotel search and price comparison platform, and one of the most recognized travel brands in the world. When travelers search for a hotel, we want trivago to be the obvious choice. We help them find the best place to stay and deliver the best deal to book, saving time and money — so every traveler feels smart and confident about their booking. Powered by AI, we personalize and simplify hotel search for millions of travelers, connecting them with more than 7.0 million hotels and other accommodations across more than 190 countries.

Management has identified four reportable segments, Americas, Developed Europe, Rest of World ("RoW"), collectively referred to as the trivago Core segments, and trivago DEALS.

Our trivago Core reportable segments match users’ searches with large numbers of hotels and other accommodation offers through our auction platform, which we call our marketplace. With our marketplace, we provide advertisers a competitive forum to access user traffic by facilitating a vast quantity of auctions on any particular day. Advertisers submit hotel room and other accommodation rates and participate in our marketplace primarily by making bids for each user click on an advertised rate for a hotel or other accommodation on a cost-per-click ("CPC"), basis. We also offer the option for our advertisers to participate in our marketplace on a cost-per-acquisition ("CPA"), basis.

Our Americas segment is comprised of Argentina, Brazil, Canada, Chile, Colombia, Ecuador, Mexico, Peru, the United States and Uruguay. Our Developed Europe segment is comprised of Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom. Our RoW segment is comprised of all other countries. In the third quarter of 2026, the most significant countries by revenue in that segment were Japan, Turkey, Australia, Poland and New Zealand.

The trivago DEALS reportable segment facilitates direct hotel booking services on various platforms.

Discussion of Results
The discussion of results should be considered together with our unaudited financial information included with this review and the periodic reports we file with the Securities and Exchange Commission, including our Annual Report on Form 20-F for the fiscal year ended December 31, 2025. Certain information and disclosures normally included in consolidated financial statements prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”) have been omitted from this review.

Recent Trends
Total revenue grew 16% year-over-year to €192.5 million in the third quarter. The growth was primarily driven by double-digit year-over-year Referral Revenue growth in the Americas and Developed Europe segments, mainly due to improvements in the quality of traffic from higher branded channel traffic2 levels and improved booking conversion. trivago DEALS also contributed to total revenue growth, following the acquisition in the third quarter of 2025. The year-over-year Referral Revenue decline in the Rest of World segment continued to reflect the headwinds experienced in that segment over the course of this year.

Advertising Spend for the trivago Core segments increased by 12% year-over-year in the third quarter, as we saw favorable investment opportunities for our brand marketing investments in our Americas and Developed Europe segments. Despite these increased levels of investments, our global trivago Core ROAS remained broadly stable at 133.2%, which also reflects compounding effects from elevated brand investments in prior quarters. In Rest of World, we remained disciplined this quarter in response to the persistent headwinds in this segment.

Change in Reportable Segments
Beginning in the third quarter of 2026, trivago DEALS met the quantitative thresholds for separate disclosure and is therefore presented as a separate reportable segment. In prior periods, trivago DEALS was an operating segment that did not meet the quantitative thresholds and was included in other revenues. We now report four reportable segments: Developed Europe, Americas, Rest of World (collectively referred to as the trivago Core segments), and trivago DEALS. Prior period comparative segment information has been recast to present trivago DEALS as a separate reportable segment. This change had no impact on our consolidated financial statements.

Outlook
The first few weeks of October are in line with management's expectations for total revenue and profitability results. As we look ahead to the end of the year, we continue to expect full-year 2026 total revenue to grow in the mid-teens percent range year-over-year and Adjusted EBITDA to be around €30 million. For the full-year 2027, we expect to achieve double-digit total revenue growth and an Adjusted EBITDA of around €45 million.

Advertiser Concentration
We generate the majority of our Referral Revenue from online travel agencies, or OTAs. For brands affiliated with Expedia Group, including brands such as Expedia, Hotels.com, Wotif, and Vrbo, the share of our Referral Revenue before intersegment eliminations was 27% for both the three and nine months ended September 30, 2026, compared to 30% and 34% in the same periods in 2025, respectively. For brands affiliated with Booking Holdings, including Booking.com, Agoda and priceline.com, the share of our Referral Revenue before intersegment eliminations was 38% for both the three and nine month periods ended September 30, 2026, compared to 44% and 40% in the same periods in 2025.

2 Branded channel traffic refers to our platform through: one of our localized platform websites, one of our downloadable mobile applications, branded search engine optimization marketing channels (or "branded free traffic") for keyword searches that are inclusive of the trivago brand name, and/or paid keyword searches that include the trivago brand name, such as "trivago" or "trivago hotel"

Segment Performance
Revenue by Segment
We earn the majority of our revenue when users of our websites and apps click on hotel and accommodation offers or advertisements in our search results and are referred to one of our advertisers, or when a user makes a booking on the advertiser's website ultimately from a referral from our platform. We call this our Referral Revenue, which is generated by each of our trivago Core segments.

trivago DEALS primarily generates revenue by providing travelers with direct hotel booking services on various platforms. Additionally, the segment generates revenue from agreements with certain hotel service providers and affiliates, where consideration is received based on achievement of sales volume targets or gross transaction volume of affiliate services, respectively.

We also earn revenue by offering our advertisers business-to-business solutions including subscription fees for services which provide hotels with advanced data analytics and tools to enhance the accuracy, visibility, and performance of their listings on trivago. These revenue streams typically do not represent a significant portion of our total revenue.

(in € millions)	Three months ended September 30,				Nine months ended September 30,
	2026	2025	Δ €	Δ %	2026	2025	Δ €	Δ % Y/Y
Americas	€67.7	€58.8	€8.9	15%	€181.4	€156.5	€24.9	16%
Developed Europe	80.0	69.7	10.3	15%	203.1	178.2	24.9	14%
Rest of World	29.7	33.0	(3.3)	(10)%	79.2	88.7	(9.5)	(11)%
Total Referral Revenue (1)	€177.4	€161.6	€15.8	10%	€463.7	€423.5	€40.2	9%
DEALS revenue (1)	14.0	3.2	10.8	n.m.	37.1	3.2	33.9	n.m.
Other revenue	1.1	0.7	0.4	57%	3.0	2.2	0.8	36%
Total revenue	€192.5	€165.6	€26.9	16%	€503.8	€429.0	€74.8	17%
n.m. not meaningful
Note: Some figures may not add up due to rounding.
(1) Referral Revenue and DEALS revenue are presented after intersegment eliminations as presented on the unaudited condensed consolidated statements of operations as of September 30, 2026.
Referral Revenue
Referral Revenue increased by €15.8 million and €40.2 million during the three and nine months ended September 30, 2026, respectively, compared to the same periods in 2025. The increases were primarily driven by higher Referral Revenue in the Developed Europe and Americas segments due to growth in branded channel traffic in response to our continuous brand marketing investments and improved booking conversion. The increases were partly offset by lower Referral Revenue in the Rest of World segment primarily due to the weakening of local currencies against the Euro and negative impacts of the conflict in the Middle East region on travel behavior.

DEALS Revenue
DEALS revenue increased by €10.8 million and €33.9 million during the three and nine months ended September 30, 2026, respectively, compared to the same periods in 2025. The increases were due to the number of months of trivago DEALS operating results included in each period, as the acquisition of the business was completed in the third quarter of 2025 with the one-month reporting lag in place at the time. Therefore, only one month of operating results is included in the 2025 comparative periods.

Other Revenue
Other revenue increased by €0.4 million and €0.8 million during the three and nine months ended September 30, 2026, respectively, compared to the same periods in 2025, primarily due to higher subscription revenue reflecting our increased efforts to market our platform to new hoteliers.

trivago Core: Advertising Spend
Advertising Spend is used in the calculation of our primary operating metrics for the trivago Core segments as further described in the "Return on Advertising Spend (ROAS)" section below. It is included in selling and marketing expense and consists of fees that we pay for our various marketing channels including TV, search engine marketing, display and affiliate marketing, email marketing, online video, app marketing, content marketing, and sponsorship and endorsement for our trivago Core segments. Other selling and marketing expenses not related to trivago Core segments' Advertising Spend (such as trivago DEALS traffic acquisition expenses) are included in the "Selling and Marketing" section below.

(in € millions)	Three months ended September 30,				Nine months ended September 30,
	2026	2025	Δ €	Δ %	2026	2025	Δ €	Δ % Y/Y
Americas	€54.8	€44.5	€10.3	23%	€154.0	€133.4	€20.6	15%
Developed Europe	57.9	49.7	8.2	16%	159.0	134.8	24.2	18%
Rest of World	24.5	27.8	(3.3)	(12)%	68.2	74.8	(6.6)	(9)%
Total trivago Core Advertising Spend	€137.1	€122.0	€15.1	12%	€381.2	€342.9	€38.3	11%
Note: Some figures may not add up due to rounding.
Total trivago Core Advertising Spend increased by €15.1 million and €38.3 million during the three and nine months ended September 30, 2026, respectively, compared to the same periods in 2025. The increases were primarily driven by continuous increases in brand marketing investments in the Developed Europe and Americas segments aimed at increasing the volume of direct traffic to our platforms. The increases in the Americas segment were further driven by increased investments with the aim of further developing our marketing channel diversification, specifically in marketing channels that we are becoming more familiar with. The increase in the Americas segment during the three months ended September 30, 2026 was further driven by additional brand marketing investments. In the Rest of World segment, the decreases in Advertising Spend were primarily driven by lower investments in performance marketing channels.

trivago Core: Return on Advertising Spend (ROAS)
Our chief operating decision makers ("CODMs") manage and evaluate the operating performance for our trivago Core segments using our primary metrics: ROAS contribution and ROAS expressed as a percentage. Both metrics use Referral Revenue before intersegment eliminations from our trivago DEALS operating segment as a basis for the calculation, in line with how our CODMs manage the business. For further details, see "Note 14 - Segment information" in the unaudited condensed consolidated financial statements as of September 30, 2026. ROAS contribution is the difference between Referral Revenue before intersegment eliminations and Advertising Spend for each trivago Core segment. ROAS expressed as a percentage is the ratio of Referral Revenue before intersegment eliminations to Advertising Spend for each trivago Core segment. We believe that both are indicators of the efficiency of our advertising.

	Three months ended September 30,
	ROAS contribution (in € millions)			ROAS (in %)
	2026	2025	Δ €	2026	2025	Δ ppts
Americas	€15.9	€15.8	€0.1	129.0%	135.4%	(6.4) ppts
Developed Europe	24.3	20.5	3.8	142.0%	141.2%	0.8 ppts
Rest of World	5.4	5.3	0.1	122.1%	119.2%	2.9 ppts
trivago Core Global	€45.6	€41.5	€4.1	133.2%	134.1%	(0.9) ppts
Note: Some figures may not add up due to rounding.
Global ROAS for the trivago Core segments decreased by 0.9 ppts during the three months ended September 30, 2026, compared to the same period in 2025. The ROAS decrease in Americas was due to accelerated brand marketing investments with the intention of continuing the momentum from strong responses observed from our brand investments in prior quarters, as well as the further development of our marketing channel diversification. The decrease was mostly offset by higher ROAS in the Rest of World and Developed Europe segments. In the Rest of World segment, ROAS increased year-over-year, primarily driven by our continued disciplined approach to marketing investments focused on profitability even though headwinds persisted in the segment. In Developed Europe, compounding returns from brand investments in prior quarters more than offset increased brand marketing investments in the current quarter.

	Nine months ended September 30,
	ROAS contribution (in € millions)			ROAS (in %)
	2026	2025	Δ €	2026	2025	Δ ppts
Americas	€36.6	€24.6	€12.0	123.7%	118.4%	5.3 ppts
Developed Europe	50.0	43.9	6.1	131.4%	132.6%	(1.2) ppts
Rest of World	11.4	14.1	(2.7)	116.7%	118.8%	(2.1) ppts
trivago Core Global	€97.9	€82.5	€15.4	125.7%	124.1%	1.6 ppts
Note: Some figures may not add up due to rounding.
Global ROAS for the trivago Core segments increased by 1.6 ppts during the nine months ended September 30, 2026, compared to the same period in 2025, reflecting our strategy of achieving higher profitability targets while sustaining revenue growth. This was particularly evident in Americas, where higher ROAS in the first half of 2026 more than offset the decrease in ROAS in the third quarter of 2026 due to increased Advertising Spend. In the Rest of World segment, we observed foreign exchange headwinds and a reduced response to our marketing investments from negative impacts to travel behavior resulting from the conflict in the Middle East region, ultimately resulting in the year-over-year ROAS decline, partly offset by the ROAS increase in the third quarter of 2026 discussed above. The ROAS decline in the Developed Europe segment was primarily due to continuous increases in brand marketing investments, partly offset by the ROAS increase in the third quarter of 2026 discussed above.

trivago DEALS: Contribution
Our CODMs manage and evaluate the operating performance for the trivago DEALS segment using DEALS contribution as the primary operating metric. DEALS contribution is the difference between DEALS revenue and DEALS direct costs before intersegment eliminations. DEALS direct costs include costs that mostly vary with transaction volume, including transaction processing and verification costs, which are presented in cost of revenue expense, as well as traffic acquisition costs, which are presented in selling and marketing expense. For further details, see "Note 14 - Segment information" in the unaudited condensed consolidated financial statements as of September 30, 2026.

(in € millions)	Three months ended September 30,			Nine months ended September 30,
	2026	2025	Δ €	2026	2025	Δ €
DEALS contribution	€3.3	€1.2	€2.1	€6.6	€1.2	€5.4

DEALS contribution increased by €2.1 million and €5.4 million during the three and nine months ended September 30, 2026, respectively, compared to the same periods in 2025. The increases were due to the number of months of trivago DEALS operating results included in each period as the acquisition of the business was completed in the third quarter of 2025 with the one-month reporting lag in place at the time. Therefore, only one month of operating results is included in the 2025 comparative periods.

Expenses
Expenses by Cost Category (€ millions)

	Three months ended September 30,				As a % of Revenue
	2026	2025	Δ €	Δ %	2026	2025
Cost of revenue (1)	€7.6	€4.0	€3.6	90%	4%	2%
Selling and marketing	145.4	128.1	17.3	14%	76%	77%
trivago Core Advertising Spend	137.1	122.0	15.1	12%	71%	74%
Other selling and marketing (1)	8.3	6.1	2.2	36%	4%	4%
Technology and content	16.2	12.4	3.8	31%	8%	7%
General and administrative	11.9	8.5	3.4	40%	6%	5%
Amortization of intangible assets	1.3	0.5	0.8	n.m.	1%	0%
Total costs and expenses	€182.4	€153.4	€29.0	19%	95%	93%
n.m. not meaningful
Note: Some figures may not add up due to rounding.
(1) Includes the relevant portion of DEALS direct costs described under "trivago DEALS: Contribution" above.

	Nine months ended September 30,				As a % of Revenue
	2026	2025	Δ €	Δ %	2026	2025
Cost of revenue (1)	€21.5	€9.4	€12.1	129%	4%	2%
Selling and marketing	404.5	362.3	42.2	12%	80%	84%
trivago Core Advertising Spend	381.2	342.9	38.3	11%	76%	80%
Other selling and marketing (1)	23.3	19.4	3.9	20%	5%	5%
Technology and content	45.0	38.3	6.7	17%	9%	9%
General and administrative	34.0	24.0	10.0	42%	7%	6%
Amortization of intangible assets	4.4	0.5	3.9	n.m.	1%	0%
Total costs and expenses	€509.5	€434.4	€75.1	17%	101%	101%
n.m. not meaningful
Note: Some figures may not add up due to rounding.
(1) Includes the relevant portion of DEALS direct costs described under "trivago DEALS: Contribution" above.

Cost of Revenue
Cost of revenue increased by €3.6 million and €12.1 million during the three and nine months ended September 30, 2026, respectively, compared to the same periods in 2025. The increases in both periods were primarily due to costs in 2026 related to trivago DEALS following our acquisition of the business in the third quarter of 2025 that are closely related to revenue generation, including transaction processing and verification costs, customer support-related costs, personnel costs, and IT costs. These increases were further driven by higher cloud-related service provider costs that are closely related to revenue generation.

Selling and Marketing
Selling and marketing expense increased by €17.3 million and €42.2 million during the three and nine months ended September 30, 2026, respectively, compared to the same periods in 2025. trivago Core Advertising Spend for both periods represented 94% of the total selling and marketing expense. See "trivago Core: Advertising Spend" above for further details.

Other selling and marketing expense increased by €2.2 million and €3.9 million during the three and nine months ended September 30, 2026, respectively, compared to the same periods in 2025. These increases were primarily driven by costs in 2026 related to trivago DEALS following our acquisition of the business in the third quarter of 2025, including traffic acquisition costs, third-party customer service-related costs, personnel costs, and share-based compensation expense. The increases were further driven by higher costs to market our platform to new hoteliers. During the nine months ended September 30, 2026, the increase was partly offset by lower advertising taxes related to the cumulative reversal of the previously recognized Canadian digital services taxes following the repeal of the related legislation in March 2026 and lower television advertisement production costs.

Technology and Content
Technology and content expense increased by €3.8 million and €6.7 million during the three and nine months ended September 30, 2026, respectively, compared to the same periods in 2025. The increases were primarily driven by costs in 2026 related to trivago DEALS following our acquisition of the business in the third quarter of 2025, including IT-related service provider, personnel costs, share-based compensation expense, and cloud infrastructure costs. The increase was further driven by higher personnel costs overall, mainly due to a higher compensation base due to our annual salary review process combined with a higher headcount. During the three months ended September 30, 2026, the increase was also driven by higher IT costs, mainly reflecting increased investment in third-party AI tools. During the nine months ended September 30, 2026, the increase was partly offset by lower cloud and IT-related service provider and lower office-related expenses (such as headcount-based allocated rent) mainly driven by the release of previously accrued disputed rent in the second quarter of 2026.

General and Administrative
General and administrative expense increased by €3.4 million and €10.0 million during the three and nine months ended September 30, 2026, respectively, compared to the same periods in 2025. The increases were primarily driven by costs in 2026 related to trivago DEALS following our acquisition of the business in the third quarter of 2025, including personnel costs, share-based compensation expense, professional fees, and office costs. The increase was further driven by higher professional fees, primarily expenses associated with a potential corporate transaction that was not completed (see "Tabular Reconciliation for Non-GAAP Measure" below), and higher management compensation expense. During the nine months ended September 30, 2026, the increase was further driven by expenses related to our antitrust claim against Google (see "Tabular Reconciliation for Non-GAAP Measure" below), higher share-based compensation expense, and consulting fees including the non-recurrence of accrual releases which took place in first half of 2025.

Amortization of Intangible Assets
Amortization of intangible assets increased by €0.8 million and €3.9 million during the three and nine months ended September 30, 2026, respectively, compared to the same periods in 2025. The increases were due to the number of months of trivago DEALS operating results included in each period, as the acquisition of the business was completed in the third quarter of 2025 with the one-month reporting lag in place at the time. Therefore, only one month of operating results is included in the 2025 comparative periods.

Income Taxes, Net Loss and Adjusted EBITDA (€ millions)

	Three months ended September 30,			Nine months ended September 30,
	2026	2025	Δ €	2026	2025	Δ €
Operating income/(loss)	€10.1	€12.2	€(2.1)	€(5.7)	€(5.4)	€(0.3)
Other income/(expense)
Interest expense	(0.0)	(0.0)	0.0	(0.1)	(0.0)	(0.1)
Interest income	1.2	0.5	0.7	2.6	1.8	0.8
Other, net	(0.1)	3.5	(3.6)	(0.9)	3.9	(4.8)
Total other income, net	€1.0	€4.0	€(3.0)	€1.7	€5.7	€(4.0)

Income/(loss) before income taxes	11.1	16.1	(5.0)	(4.0)	0.3	(4.3)
Expense for income taxes	5.6	4.6	1.0	2.8	1.4	1.4
Income/(loss) before equity method investments	€5.5	€11.5	€(6.0)	€(6.9)	€(1.1)	€(5.8)
Loss from equity method investments	(0.1)	(0.5)	0.4	(0.1)	(2.1)	2.0
Net income/(loss)	€5.4	€11.0	€(5.6)	€(7.0)	€(3.3)	€(3.7)

Adjusted EBITDA	€18.7	€16.0	€2.7	€15.4	€4.5	€10.9
Note: Some figures may not add up due to rounding.

Net Other Income/(Loss)
The decreases in net other income/(loss) of €3.6 million and €4.8 million during the three and nine months ended September 30, 2026, respectively, were primarily driven by the non-recurrence of the €3.2 million gain recognized in the third quarter of 2025 from revaluing our previous equity interest in trivago DEALS and derecognition of the share purchase option upon completing the acquisition. Additionally, during the nine months ended September 30, 2026, we recognized foreign exchange losses, as compared to foreign exchange gains in 2025, largely reflecting the result of the changes in the exchange rate between the U.S. dollar and the Euro.

Income Taxes
Income tax expense was €5.6 million during the three months ended September 30, 2026 compared to €4.6 million in the same period in 2025. The total weighted-average tax rate for the three months ended September 30, 2026 was 33.7%, which primarily reflected the German statutory tax rate of approximately 31.2% and the estimated permanent effects for the full year. Our effective tax rate for the three months ended September 30, 2026 was 50.6%, compared to 28.7% in the same period in 2025. The change in the effective tax rate for the three months ended September 30, 2026 as compared to the same period in 2025 is primarily attributable to higher share-based compensation expense, which is not deductible for tax purposes, and the non-recurrence of the deferred tax benefit recognized in 2025 from the German statutory tax rate change.

Income tax expense was €2.8 million during the nine months ended September 30, 2026, compared to €1.4 million in the same period in 2025. Our effective tax rate for the nine months ended September 30, 2026 was (70.5)% compared to 522.5% in the same period in 2025. The change in the effective tax rate for the nine months ended September 30, 2026 as compared to the same period in 2025 is primarily attributable to the change from a pre-tax income position close to zero, which resulted in a disproportionately high effective tax rate in 2025, to a pre-tax loss position for the same period in 2026. Additionally, higher share-based compensation expense, which is not deductible for tax purposes, contributed to income tax expense despite the pre-tax loss in 2026.

The difference between the weighted average tax rate and the effective tax rate for the three and nine months ended September 30, 2026 was primarily attributable to share-based compensation expense, which is not deductible for tax purposes.

Net Income/(Loss) and Adjusted EBITDA
Net income was €5.4 million during the three months ended September 30, 2026 and net loss was €7.0 million during the nine months ended September 30, 2026, decreasing by €5.6 million and increasing by €3.7 million, respectively, compared to the same periods in 2025. The decrease in net income for the three months ended September 30, 2026 and the increase in net loss for the nine months ended September 30, 2026 were primarily attributable to the non-recurrence of a €3.2 million gain related to the trivago DEALS acquisition in the third quarter of 2025 and an increase in share-based compensation expense. The increase in share-based compensation expense was primarily due to the grant of Class A share options to the former founders of trivago DEALS, which contributed €2.8 million to the increase in both periods. Additionally, there was an increase of certain other items as compared to 2025, such as costs incurred for a potential corporate transaction that was ultimately not completed and litigation expenses for our antitrust claim against Google (see "Tabular Reconciliation for Non-GAAP Measure" below). These impacts were partly offset by impacts resulting in overall improvements to Adjusted EBITDA discussed below.

Adjusted EBITDA was €18.7 million and €15.4 million, respectively, during the three and nine months ended September 30, 2026, improving by €2.7 million and €10.9 million, respectively, compared to the same periods in 2025. These improvements were primarily driven by favorable returns on our previous brand marketing investments in the trivago Core segments, partly offset by additional operating expenses in 2026 related to trivago DEALS following our acquisition of the business in the third quarter of 2025.

Balance Sheet and Cash Flows
Total cash, cash equivalents, and restricted cash were €70.8 million and total short-term investments were €69.2 million as of September 30, 2026, compared to €131.1 million and €11.9 million as of December 31, 2025, respectively. The decrease of €60.3 million in cash, cash equivalents, and restricted cash was mostly offset by the increase of €57.3 million in short-term investments during the nine months ended September 30, 2026.

Cash used in investing activities of €59.1 million during the nine months ended September 30, 2026, was primarily driven by the purchase of short-term investments of €90.8 million and capital expenditures including for internal-use software and website development of €3.2 million. These were partly offset by proceeds from maturities of short-term investments of €34.8 million.

Cash used in financing activities of €4.1 million during the nine months ended September 30, 2026, was primarily driven by purchases of treasury stock of €3.2 million. Additionally, there were payments of withholding taxes on net share settlements of equity awards of €1.4 million. These were partly offset by proceeds from exercise of option awards of €0.5 million.

Cash provided by operating activities of €2.4 million during the nine months ended September 30, 2026, reflected net loss adjusted for non-cash items of €9.7 million, partly offset by net cash outflows of €7.3 million from changes in operating assets and liabilities.

Non-cash items reconciled from the net loss of €7.0 million include share-based compensation of €10.3 million, amortization of intangible assets of €4.4 million, and depreciation of €3.2 million. These were partly offset by a reduction in deferred income taxes by €2.7 million.

Overall, the change in operating assets and liabilities was consistent with the seasonal trend, as the increase in revenue, bookings with future check-ins, and Advertising Spend for the trivago Core segments in the third quarter of 2026 compared to the fourth quarter of 2025, produced largely offsetting movements in accounts receivable, advances from travelers, and accounts payable, respectively.

Notes & Definitions:
Definition of Non-GAAP Measures
We report Adjusted EBITDA and Adjusted EBITDA margin as supplemental measures to U.S. Generally Accepted Accounting Principles ("GAAP").

We define Adjusted EBITDA as net income/(loss) adjusted for:
•income/(loss) from equity method investments,
•expense/(benefit) for income taxes,
•total other (income)/expense, net,
•depreciation of property and equipment and amortization of intangible assets,
•impairment of, and gains/(losses) on disposals of, property and equipment,
•impairment of intangible assets and goodwill,
•share-based compensation, and
•certain other items, including restructuring, acquisition and integration costs, significant litigation expenses related to a discrete matter outside the normal course of business, and significant legal settlements and court-ordered penalties.

We define Adjusted EBITDA margin as Adjusted EBITDA divided by total revenue.

From time to time, we may exclude from Adjusted EBITDA the impact of certain items that affect the period-to-period comparability of our operating performance. Beginning in the first quarter of 2026, we amended our definition of Adjusted EBITDA to include significant litigation expenses relating to a discrete matter outside the normal course of our business.

Adjusted EBITDA and Adjusted EBITDA margin are non-GAAP financial measures. A “non-GAAP financial measure” refers to a numerical measure of a company’s historical or future financial performance, financial position, or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with U.S. GAAP in such company’s financial statements. We present these non-GAAP financial measures because they are used by management to evaluate our operating performance, formulate business plans, and make strategic decisions on capital allocation. We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our operating performance and consolidated results of operations in the same manner as our management, and the exclusion of certain expenses in calculating Adjusted EBITDA can provide a useful measure in comparing financial results between periods as these costs may vary independent of core business performance.

Adjusted EBITDA and Adjusted EBITDA margin have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results reported in accordance with U.S. GAAP, including net income/loss. Some of these limitations are:

•Adjusted EBITDA and Adjusted EBITDA margin do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
•Adjusted EBITDA and Adjusted EBITDA margin do not reflect changes in, or cash requirements for, our working capital needs;
•Adjusted EBITDA and Adjusted EBITDA margin do not reflect expenses, such as restructuring, acquisition and integration, and other related reorganization costs;
•Although depreciation, amortization and impairments are non-cash charges, the assets being depreciated, amortized or impaired may have to be replaced in the future, and Adjusted EBITDA and Adjusted EBITDA margin do not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements; and

•Other companies, including companies in our own industry, may calculate Adjusted EBITDA and Adjusted EBITDA margin differently than we do, limiting their usefulness as comparative measures.

We periodically provide an Adjusted EBITDA and Adjusted EBITDA margin outlook. We are, however, unable to provide a reconciliation of our Adjusted EBITDA and Adjusted EBITDA margin outlook to net income/(loss) and net profit margin, the respective comparable GAAP measures, because certain items that are excluded from Adjusted EBITDA and Adjusted EBITDA margin cannot be reasonably or reliably predicted or are not in our control, including, in particular, the timing or magnitude of share-based compensation, interest, taxes, impairments, restructuring related costs, acquisition and integration costs, significant litigation expenses related to discrete matters outside the normal course of business, and/or significant legal settlements and court-ordered penalties without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, net income/(loss) and net profit margin in the future.

Tabular Reconciliation for Non-GAAP Measure
Adjusted EBITDA (€ millions)

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Net income/(loss)	€5.4	€11.0	€(7.0)	€(3.3)
Loss from equity method investments	(0.1)	(0.5)	(0.1)	(2.1)
Income/(loss) before equity method investments	€5.5	€11.5	€(6.9)	€(1.1)
Expense for income taxes	5.6	4.6	2.8	1.4
Income/(loss) before income taxes	€11.1	€16.1	€(4.0)	€0.3
Add/(less):
Interest expense	0.0	0.0	0.1	0.0
Interest income	(1.2)	(0.5)	(2.6)	(1.8)
Other, net	0.1	(3.5)	0.9	(3.9)
Operating income/(loss)	€10.1	€12.2	€(5.7)	€(5.4)
Depreciation of property and equipment and amortization of intangible assets	2.4	1.5	7.6	3.5
Impairment of, and gains and losses on disposals of, property and equipment	0.1	0.0	0.3	0.0
Share-based compensation	4.9	2.0	10.3	5.9
Certain other items (1)(2)	1.3	0.4	2.9	0.5
Adjusted EBITDA	€18.7	€16.0	€15.4	€4.5
Note: Some figures may not add up due to rounding.
(1) During the three months ended September 30, 2026, third-party advisory, legal, and due diligence costs of €1.3 million were incurred in connection with a potential corporate transaction that was not completed.
(2) During the nine months ended September 30, 2026, litigation expenses of €1.5 million were incurred in connection with our antitrust damages claim against Google, which is a discrete matter outside the normal course of business.
These costs have been excluded from Adjusted EBITDA to better reflect normalized operating results.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995
This review contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. These forward-looking statements are based on management’s expectations as of the date of this review and assumptions which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. The use of words such as "will," “intend” and “expect,” among others, generally identify forward-looking statements. However, these words are not the exclusive means of identifying such statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements and may include statements relating to future revenue, expenses, margins, profitability, net income/(loss), earnings per share and other measures of results of operations and the prospects for future growth of trivago N.V.’s business. Actual results and the timing and outcome of events may differ materially from those expressed or implied in the forward-looking statements for a variety of reasons, including, among others:
•our ability to achieve the financial guidance we have provided for 2026, including revenue growth and profitability expectations, and our Adjusted EBITDA margin target by 2028;
•the extent to which our strategy of increasing brand marketing investments positively impacts the volume of direct traffic to our platform and grows our revenue in future periods without reducing our profits or incurring losses;
•the continuing negative impact of having almost completely ceased television advertising in 2020 and only having resumed such advertising at reduced levels in recent years on our ability to grow our revenue;
•our reliance on search engines, particularly Google, whose search results can be affected by a number of factors, many of which are not in our control;
•the promotion by Google of its own product and services that compete directly with our hotel and accommodation search;
•our continued dependence on a small number of advertisers for our revenue and adverse impacts that could result from their reduced spending or changes in their CPC, bidding or CPA strategy;
•our ability to generate referrals, customers, bookings or revenue and profit for our advertisers on a basis they deem to be cost-effective;
•factors that contribute to our period-over-period volatility in our financial condition and result of operations;
•the potential negative impact of a worsening of the economic outlook and inflation, or reduced consumer confidence on consumer discretionary spending for travel and accommodation;
•any further impairment of intangible assets and goodwill;
•impacts of the integration of acquired business, including trivago DEALS Ltd. and our ability to achieve expected benefits from such acquisitions;
•geopolitical and diplomatic tensions, instabilities and conflicts, including war, civil unrest, terrorist activity, sanctions or other geopolitical events or escalations of hostilities, such as the ongoing military conflict between Russia and Ukraine, continued regional instability in the Middle East, leading to airspace restrictions and fuel cost increases with resulting impacts on travel demand and flight availability, changes in U.S. tariff policy and other countries' responses thereto, or other developments resulting in heightened cross-border controls;
•increasing competition in our industry;
•the impact of rapidly evolving technologies, including artificial intelligence and machine learning, on user search behavior, competitive dynamics, and our ability to maintain technological relevance;
•our ability to innovate, integrate, and provide tools and services that are useful to our users and advertisers;
•our business model's dependence on consumer preferences for traditional hotel-based accommodation;
•our dependence on relationships with third parties to provide us with content;
•changes to and our compliance with applicable laws, rules and regulations;

•the impact of any legal and regulatory proceedings to which we are or may become subject or which we may initiate, including our antitrust damages claim against Google seeking recovery for losses we contend were caused by Google's self-preferencing practices in the hotel metasearch market, for which the timing, outcome or ultimate recovery is uncertain and due to which we expect to incur further significant legal costs; and
•potential disruptions in the operation of our systems, security breaches and data protection,

as well as other risks and uncertainties detailed in our public filings with the SEC, including trivago's Annual Report on Form 20-F for the fiscal year ended December 31, 2025, as such risks and uncertainties may be updated from time to time to reflect material geopolitical, economic, and regulatory developments. Except as required by law, we undertake no obligation to update any forward-looking or other statements in this review, whether as a result of new information, future events or otherwise.